Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by Zimmer Holdings, Inc.: 333-198380

The following are excerpts from the transcript of the J.P. Morgan MedTech CEO Call held on May 15, 2015:

David C. Dvorak, President and Chief Executive Officer, Zimmer Holdings, Inc.

Turning now to our pending merger, our shared history of clinical innovation and exceptional financial performance makes Biomet a natural fit to join with Zimmer and capitalizing on future growth opportunities in the evolving healthcare landscape.

In addition to a compelling financial profile, our combined entity will represent greater flexibility, scale and capacity to invest in our business, in both the short and the long term.

Operational excellence, manufacturing optimization and go-to-market strategies have all been pillars to the synergies of this merger. And this management team is confident in our ability to execute on a combined basis to drive value for our stockholders.

With a more comprehensive and diversified portfolio of musculoskeletal solutions, Zimmer-Biomet will offer a more scalable and predictable revenue profile. That includes attractive cross-selling opportunities for our integrated commercial teams immediately following the close of the transaction.

This merger also brings our company into new and exciting product categories such as sports medicine, supporting our vision to become the single solution provider for every relevant disease state along the continuum of care.

And looking to our long-term growth targets, this combination dovetails our overseas strategy by expanding our participation in key emerging markets around the globe.

Perhaps, most fundamental, joining with Biomet will allow us to accelerate the pace of innovation in our R&D pipeline. With enhanced resources and spend in our command, we can more rapidly and cost-effectively commercialize the next generation of clinically and economically relevant musculoskeletal solutions.

Since 1927, the people of Zimmer have been passionate about restoring mobility, alleviating pain and improving the quality of life for patients around the world.

With the combined talent, expertise and global reach of two leading innovators, the new Zimmer-Biomet will possess unrivaled capabilities to realize the promise of that vision. So with that, Mike, I’ll turn the call back over to you for questions.

QUESTION AND ANSWER SECTION

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: So let me start with where we are today. We’re not yet at the close of the transaction, but we’re close. So one, I think everybody would love to hear your optimism about the deal closing, but two, since it’s been a year since you announced the transaction, can you talk a little bit about the value of doing this deal? You were touching on some of the points earlier. Can you talk about how you view the value of doing Biomet today versus how you viewed it a year ago?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Sure. And as far as the state of the closing, we are making progress that we’re happy with. This is a long process with regulatory clearances across the globe. We have cleared in Europe. We’ve cleared in Japan. And we’re working through the final steps of clearance here in the United States.

And so, that list of to-dos to satisfy the regulators, it’s gotten much shorter. We are down to that one jurisdiction, and as you can imagine, are very knowledgeable about the specific matters that need to be completed to satisfy the US regulators, and so we continue to be comfortable that we’re going to get it closed in May.

I would tell you that, uniquely on this circumstance, having had a year since the announcement to work on integration planning, we’ve been able to develop very detailed plans about our both initial and intermediate-term priorities by way of integration, and our long-term strategic and financial rationale remains very much intact.

We talked about at the time of the announcement, the capability to enhance and accelerate what had traditionally been Zimmer’s value-creation pillars. And you’re familiar with those, Mike, because I think that we kicked off the discussion of those in earnest at your conference back in January in San Francisco.

They are growth, operational excellence in capital deployment, and a disciplined fashion. And across all those dimensions, the combination with Biomet enhances our capability to do the things that we want to do underneath those three value-creation pillars.

And you can think about the musculoskeletal diversification, the scalable platforms that come along underneath growth, the participation in a more significant way in faster growing markets, sports medicine, trauma, extremities, being examples of that.

And on the complementary portfolios, from the product standpoint and the capability of leverage, that scale within our R&D efforts on a go-forward basis, but even out of the gate we’re going to have terrific cross-sell opportunities, and importantly, an enhanced capability to develop even more specialized sales forces where that makes sense relative to our value-creation opportunities.

And then, we get into the subsequent pillars, the operational excellence, obviously, there are very significant opportunities by way of integration to retrieve some of the expense synergies and, if anything, that opportunity is larger than what we initially forecasted.

We had talked about a net benefit of $270 million after three years at the time of the announcement. That number has been increased to $350 million net benefit three years out in that regard.

And then the capital deployment, obviously, this shifts our priority towards debt repayment initially, but our same strategies and interests in redeploying the cash that we generate in disciplined M&A will continue.

And we’ll continue with our dividend program, and ultimately, at the appropriate times, be reestablishing a share repurchase program that would make sense, but that’s a bit down the road.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: Let’s talk about the integration planning. As you said earlier, it’s been a year since you announced the transaction. Where are you on integration planning? What have you been able to do leading up to the close and what’s still left to figure out post close?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: We had a lot of experience in team members from both the Zimmer and the Biomet side. And I would tell you that after 20 years and nearly $20 billion of medical device transactions, for me, personally, we’ve never had a more detailed plan pre-closing than the one that’s been developed over the course of the last year here, and that has really benefited from the talent and experience of both teams, as I’ve said.

We set up an integration management office last May just a month after the announcement and then developed a really disciplined methodical process towards characterizing the opportunities.

And that ranges from everything from communications plans to important information technologies, characterizing our cross-sell opportunities, doing what we need to on accounting systems and internal controls, the branding of the combined organization, the establishment of the go-forward Purpose, Mission, Values and culture cascading work.

And so we’ve gone deep into this planning effort and we’ve also had the opportunity to establish the senior executive team. It is a very balanced team as far as my direct reports. It’s about 50/50 of legacy Zimmer and legacy Biomet leaders. And all of these individuals have a lot of experience within not just medical devices but musculoskeletal care in particular.

We also have worked down through the organization so that essentially the Level 3 and Level 4 leaders have been identified. We’re in the process of locking down and solidifying those Level 4 leadership positions.

And then we’re going to be, quickly, post close, in a position to do the balance of the Level 5, 6 and 7 team member build shortly after the close, so we’re poised for those next steps.

And, obviously, both organizations have done a good job of maintaining their focus on their existing businesses in the meantime. But every dollar of that synergy opportunity that leads to the net $350 million after three years has been roadmap.

So there are detailed execution plans that tie out to the growth dollars that characterize some of the things that work in the opposite direction with extraordinarily well-developed mitigation plans. And we’ve got our systems as to how we’re going to monitor the execution of these plans post close as well.

So a lot of detailed planning, a lot of work, and to the credit of both these organizations, I would tell you we’ve found a lot of energy in the leadership teams on both sides. And I think it just further validated the promise of a combination that was perceived by the broader team members across both organizations.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: So as we get into this, David, how does Zimmer measure success in Year 1?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: First and foremost, delivering on our financial commitments, Mike. So, the earnings per share benefits, the cash flow targets, balance sheet management are all the basics and ongoing primary metrics to deliver on our commitments to the financial community. And, as I said, those plans are very detailed. And I would tell you there’s probably an area that I’m very confident.

And I think that the experience of the teams, and the level of planning that’s taking place, and our procedural monitoring and oversight are so well developed and familiar to the leadership team that I have a lot of confidence and trust that we’re going to be able to bang through that.

I think that what’s important, and we’ll talk a bit more about it I suspect in this conversation as it unfolds, is not just to measure success as delivering those sort of short-term financial targets.

I kind of consider those to be largely in the can because of these plans and the experience basis is so terrific, but to do the things that are going to be necessary concurrently to position the company for intermediate long-term success and really create a lot of value for the balance of the decade by virtue of this combination.

And so that means setting the culture right, most fundamentally, but getting after the opportunities that we’re going to have in areas such as R&D and go-to-market strategies, importantly including sales force specialization.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: When you think about the risk in that Year 1, or really Years 1 and 2, one of them that’s on the Street’s mind is sales dis-synergy. How do you limit that and what do you do at this point to try and limit the risk to the top-line that one plus one equals less than two?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: A few things. It goes back with the detailed planning and the time that we’ve had, that the leadership team and my direct reports were announced in October of last year.

A huge benefit is the fact that we’ve been able to work down to not only the Level 3 leader appointments, but some of the most important Level 4 leaders, and as I said, we’re positioned to complete the Level 4 here in the coming few weeks.

That makes a big difference in being able to draw upon the knowledge base and the relationships all the way down through the channel. And so that work has gone as far as it can possibly go, pre close, but it is teed-up in a way to be very well positioned for our execution, post close.

And I think what’s going to be important is to continue to get the vision for the field’s opportunity by virtue of the broader portfolio that they’re going to be carrying on Day 1 at the rep level. And I think we’ve done a good job of that to date. And, as a consequence, we’ve seen no accelerated attrition.

But the certainty that’s going to come with these appointments, post close, is going to help us reinvigorate the momentum of the business. And I think that making those appointments and providing clarity quickly after the closing is probably the single most important thing that we can do to mitigate that risk.

Right on the heels of that, getting back in increasingly offensive mode, which is going to be important in fully leveraging and exploiting the cross-sell opportunities across the product categories, will be the next most important thing. And I think that we have great plans to do that.

Any of the opportunities such as cross-selling are reduced down to well-developed plans including communications plans so that the reps understand what those opportunities are even, where appropriate, leaning towards forward builds, the product categories that represent the biggest opportunities for us and across sell-side; and then, to the extent that it’s on the other side of the ledger in the risk category and we’ve got well-developed risk mitigation plans to offset that.

So there naturally is going to be some pause and I think that you’ve seen that probably on both companies’ performances over the last several months. But I think it’s well positioned to create a lot of momentum coming right out of the blocks because the opportunity is so great at the rep level.

And our intent is to preserve all sales rep positions, introduce these cross-sell opportunities in the form of the broader bag and portfolio, and then work towards enhanced sales force specialization in due time to make sure that we’re fully leveraged in those opportunities based upon the enhanced scale.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: So how will it work? So if today there is a Zimmer distributor or a Biomet sales rep calling on any given hospital, and in some cases maybe calling on the same surgeon, how does that work Day 1? They both continue to call on that same account?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yes, Day 1, that would be the case. Like with everything that we’re going to do is to maintain continuity of service level at the customer level. What will happen is if you just maybe think about it in an organizational chart, from that standpoint. We have already identified the person that’s going to be running the Americas group. He comes from the Biomet organization, Stuart Kleopfer. He has put his next-level organization together, so that’s known.

That includes the regional vice presidents, VP of the United States. And then they have the forward plans at the territory general manager or distributor level, depending upon whether that territory is a direct or a hybrid independent distributor.

And so those appointments would be made shortly after closing officially. And it would be the job of that oversight group to make sure that the territory alignment works in the best interest of the customer, first and foremost, but also provides a terrific compensation and growth opportunity for those sales reps.

So some of what will happen is you’d get more specialization that is geographically defined at the rep level. And then, on the other hand, there’ll be opportunities for more product-focused specialization at the rep level. But that’s going to be a really methodical detailed process that’s data-driven and relationship-based.

And cognizant of that, it’s the advantage of having the current managers in the loop, working those territorial plans in a way that’s going to optimize setting the foundation for long-term success at the same time that we’re balancing whatever disruption risk we have on the frontend of it.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: So it’s divisions that you will create at some point, a specialized sales force that is focused on trauma, extremities, maybe sports medicine. Is that part of what you’re thinking about?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yes, at the rep level, we will. And, you know, that’s going to differ, obviously, based upon what part of the map we’re talking about. If it’s a remote, less densely populated area, you could assume that you’re going to be in a more generalized side of that continuum. And where it’s a densely populated metropolitan area, you can assume that we’re going to be more on the specialized sales force end of that.

And, of course, it’s going to get stitched together where it needs to be stitched together to leverage the broad portfolio, say, at the C-suite level sales management.

Our corporate and enterprise sales groups are going to be leveraging the strength of the broader musculoskeletal portfolio to fully leverage our one-stop-shop capability to bring these solutions at the hospital system level and the IDN level.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: So what’s the timeline for creating the specialized sales organizations, the specialized reps? Is that a Year 1 initiative or later?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: No, it will be Year 1, but it’s going to come in the form of installments as you would expect. So there’s going to be immediate opportunity to break out and develop greater specialization in what either organization has right out of the blocks. And then there’ll be a methodical plan to make a Year 1 installment to further enhance and resource those specialized sales forces and every year thereafter.

And so this is going to be an evolutionary approach that balances whatever risk there is to manage the change along with setting a right platform to get after those smaller product categories in particular, to fully take advantage of those opportunities.

I mean it was the case and this is sort of fundamental to the strategy involved for the combination itself that both of these companies had businesses that are size challenged businesses in the non-large joint areas.

And when you look at the fact that those smaller businesses are going to literally double in size, you can imagine that, on Day 1, you have a much more competitive product bag.

But in the intermediate- to long-term, your opportunities to take advantage of that scale and leverage the combined company R&D investment which incidentally is not a targeted area for expense synergies, it’s going to get leveraged for a more diversified technology and product development to address unmet needs. And we can talk more about that.

But, it takes you in a direction then where you have a competitive bag that justifies the investment for greater sales force specialization because they’ve got the capability to go out and compete with anyone else in that market, and then you’re going to be able to sustain that with the enhanced R&D capabilities going forward.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: On the R&D side, you’re not assuming synergies there? You’re not assuming that there’s some reduction in the aggregate spend, is that correct?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: We’re not targeting that area. We aren’t. I think that to the extent that that changes by $10 or $20 million, that could be the case. Post close, when we get complete access to the R&D pipelines, we’ll make decisions as to what we’re going to do with existing projects and spend that are more specific.

What I’d tell you in a big picture way, that’s not where we want to produce that net $350 million because we think it’s such an important aspect of the intermediate- to long-term success with the company.

What we will do with that pool of funds, and you can think about this in maybe a crude way as historic spend at Zimmer is $200 million; historic spend at Biomet is $150 or $160 million, think of that former number being the type of stuff that you’ve seen coming out of either of these companies historically whereas the incremental $150 million is going to get pushed towards higher-risk, higher-return R&D projects that are across all the anatomical sites that are up and down the continuum of care that include business model innovations, to partner more deeply with our hospital customers and surgeons to bring about truly innovative solutions to challenges that they face and to do that in a cost-effective way.

So it’s a huge benefit for us to get deeper into intelligent instruments to get into biological solutions and joint preservation solutions that each company has been placing bets on but knows that they could do more with greater scale. And so that’s the picture that I would want you to take away as far as how we intend to manage the research and development portfolio going forward.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: That’s helpful. So has your view of the end-market growth changed at all since you announced the deal?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: No it hasn’t. It really hasn’t. And if you look at the numbers over the last several years, they range a bit. Maybe the most noise was embedded in the Q4 2013 market growth numbers. And we obviously had a really strong quarter even relative to the market growth numbers back in the Q4 2003.

We continue to look at that low- to mid-single digit. Overall, musculoskeletal growth rates for most product categories are in lower single digits; in others in upper single digits or even into double digits.

And so think of kind of a 1% to 3% range within large joints over the last several years; the extremities being more upper single digits to low teens; trauma, more mid single-digit-ish; and then product groups like dental and spine being lower single digits.

But I would tell you that we’re very optimistic that we’re going to be able to outperform in those categories based upon the scale and capabilities that the combination provides, in the case of dental and spine, and gobble up some market share in those categories.

So same view of the market that we’ve had over the last several years, and I think that people seem to, if anything over-indexed on a single quarter, you know, trend here, I do think that seasonality, in addition to the ACA effect from Q3 2013 or Q4 2013, seasonality seems like it is trending a bit stronger over the last several years. But, again, if you roll up the range of growth numbers and annualize that and do trending of it, it’s such a pretty tight band in the lines of what I just described.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: If we think about recon performance as 60% of the company that’s been growing about 2.5% for the last couple of years in ‘13 or ‘14, and a little bit below that in ‘11 and ‘12, but it’s been in that 2% to 3% range. And then spine was essentially flat, and it’s now growing 2%, clearly a little better than that in the first quarter, and then trauma a little bit better than that, maybe 4% to 5%. Is that a fair statement on trauma?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: It is. Yes. I think that’s exactly right.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: And then extremities, it’s growing, at least upper single digits with the lower extremities growing certainly better than that. In aggregate, that gives you some opportunities as that mix shifts within the company, and depending on your ability to execute on combining the segments outside of recon to hopefully accelerate the growth in those non-recon platforms. Is that how you do it?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: It is. And it’s consistent with what I was describing, Mike, about our opportunities between the R&D portfolio and our management net area, to really have a greater level of differentiation coming out of that pipeline.

And then the sales force specialization and, maybe a topic that we haven’t touched on yet, the opportunity to exploit the emerging markets even further. And I think that both companies have done a good job on that.

But boy, when you think about the capability to position these product systems on a combined basis and to layer in a cost-effective way, to write a solution for a particular market and importantly a particular segment within those geographic markets on the emerging market side, we’re greatly positioned to do even more in that regard going forward.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: People did have questions about the reduction in guidance for ‘15, and obviously there’s a ton of moving parts here because you guys are trying to describe 2015 Zimmer stand-alone, 2015 proforma, and incorporate the deal timing as it’s pushed out, which impacted the initial accretion in the transaction. And then the big impact of FX.

Help me summarize it for people. On Zimmer stand-alone, the reduction in guidance was really, in your view, all FX. Beyond just impacting sales and expenses, FX impacts your tax rate because it reduces profitability in lower tax jurisdictions. Is that a fair statement?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yes. That was a primary driver. I think the circumstance that we’re trying to sensitize people to most is the impact that the currency adjustments are going to have on the business in 2015.

And then of course, more specific updating on the likely closing date, as that was pushed out a month or two relative to what we came into the announcement of the transaction assuming, so we want people to be sensitized to that.

And then there are some pieces of that, from a position standpoint, that naturally will impact the pace of accretion retrieval from the deal post closing. And we’re trying to embed that and to look forward on the guidance too.

For instance, any divestitures would lead to revenue and profit loss immediately. Whereas, as you can imagine, the cross-sell opportunities will take hold and find traction increasingly with every month that progresses through to 2015 and ditto with respect to the expense synergy steps.

With every month that progresses through, we’re going to be picky enough and growing our run-rate of that benefit. So those are the dynamics. But the most fundamental change is, as you said, FX.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: When you announced the deal, the growth rate of those companies was a little bit higher. You were coming off of a really strong 12-month period. You were growing, depending on what point in time you want to take, anywhere from 3% to 5%. Biomet was growing roughly in that range.

So the top-line growth rate of the two companies was higher. So now 12 months later and you guys are talking about 1.5% to 2.5% top-line growth. How does that impact your thoughts on accretion, post close?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: It doesn’t have an impact on our view of the opportunity for accretion here. I mean a lot of that is we get the expense synergies, consider that just broadly as being organizational redundancies.

We’re going to be retrieving those benefits as aggressive a pace as we can without creating disruption unnecessarily to the ongoing continuity of the business and in particular, our customers. So that remains in a state that is consistent with our perspective coming through to the announcement point.

And, you know, what we said all along is we would expect to grow, in the short term, at a range of market growth rate and then accelerating that through. So I think that you could characterize expectations as being market-ish in the initial year.

And obviously, most of the heavy-lifting integration work as it relates to the field is going to be in Year 1, with a lot of that pretty front-end loaded, with accelerated investment taking place within the field as the months progress.

And as a consequence of that, we would feel stronger with every month that passes about being able to deliver market growth initially and then get beyond that because what we feel comfortable executing to a greater extent on the cross-sell opportunities within the existing bag.

And all of that is still relative short-term orientation by way of response to your question. We get to the intermediate term, say past Year 1, and then in Years 2 and 3, and we would expect to be accelerating beyond market growth at that point.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: Let’s stay on that because that’s a pushback that I get on the stock, what do you pay for a 1.5% to 2.5% top-line grower? Do you pay a market multiple for companies whose top-line is growing below GDP? So really what investors want to see is a top-line growth that’s more akin to your large-cap competitors, which are growing in the 4% to 5% range today.

Can you summarize what drives the acceleration in Zimmer’s growth in the Years 2 and 3?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: It’s back to the broader product bag on Day 1, and then the sales force specialization, Mike, that puts us in a position to accelerate that top-line.

And this is the area where, the steps that we’re taking to fully exploit those opportunities aren’t as apparent, I suppose, in the short-term combined company results, but rest assured that we’re going to be executing plans to fully leverage these opportunities. They’re going to show up in the intermediate to long-term for sure.

When you think about the sales forces specialization, let’s talk about just the product bag and relate that to R&D. Immediately out of the blocks, you’re going to have the best products and systems of these two companies. So two of the leading five companies within the musculoskeletal space and all these product categories coming together, there just won’t be a gap.

There won’t be an excuse at the sales rep level for not winning on the sales front, that Day 1, and our opportunity to do the sales training and education to get both sales forces cross-selling. And the list is long across these areas and it’s numerous in each and every product category as to what that opportunity looks like.

And I would tell you that I’m confident that any sales force disruption that we may incur is largely going to be offset from these cross-sell opportunities. Then, if you look forward, I think that what you would expect to see in even kind of the short intermediate term is an enhanced cadence of new product launches. And it just comes by virtue of the fact that each of these companies has a robust pipeline sitting here today.

So you’re going to have two barrels, and products and systems and technologies getting launched out of those two barrels rather than one, just by virtue of the combination.

And then, in the longer term, as I said, what you should expect to see is not only that enhanced cadence but enhanced diversification of the R&D investment where we’ve got some higher-risk, higher-return projects. You should think of those as offering opportunities to address truly unmet needs within the marketplace now.

And you should also think of those higher-risk, higher-return projects as being enclosed in strategic adjacencies that will be top-line accelerators because there wouldn’t be any revenue cannibalization associated with those launches. And that’s really where it gets exciting.

So both the R&D pipeline and the product bag justification for greater sales force specialization and evolving our go-to-market strategies put us in a position to accelerate. And I’m going to be, you know, so bold as to say that that’s what this is all about.

At the end of the day, I think that it’s fair, as you’ve reported historically that, you know, you have got to put those results on the board to get credit, and I’m fine with that. But I’m also telling you that I’m very confident that we’re going to put those results on the board.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: If you think about the two organizations from an R&D standpoint, is there something that you can see where Biomet was better than Zimmer or Zimmer was better than Biomet, or areas where they complement each other?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yes. I think that there are a lot of complementary skill sets and projects. Obviously, the core engineering, mechanical engineering, is a strong suit and a hallmark of both of these organizations.

And so the incremental innovation that has marked this industry for years is represented well in both organizations. And so the stuff that it’s going to take to continue to have very competitive product offerings exists within both organizations.

But I would tell you that there are some specialty skill sets probably stronger in Zimmer on intelligent instrumentation, for instance, stronger in biological solutions; the former those being Zimmer; the latter of those being Biomet. And I think that the pipeline projects that exist within these organizations are reflective of that.

But a lot of synergies within each of those subset areas, and I think that it’s hard to get what we’re so excited about, with the more diversified pipeline is there are projects, innovative ideas that exist within both organizations that we’re going to be able to repurpose resources and funding for and accelerate the execution of some of those plans on both sides.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: If you think about your emerging market strategy pre-Biomet and post-Biomet, how does that change at all? Spend a minute if you would for people on where do you think orthopedics is today in these markets?

Let’s take China and use that as a focal point. Where are we in the development of the various orthopedic markets in China and how does Zimmer’s strategy change, post-Biomet from pre-Biomet?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: These are important growth opportunities, and unlike some of the other life sciences businesses, we’re really very much in the infancy stages of these markets maturing to a point where they represent a big opportunity. The growth rates are terrific, from double digits to upper teens.

And we took a really concentrated and strategic approach to characterizing these markets on Zimmer side going back several years, collected 15 of them, tiered them into three groups, and developed specific go-to-market strategies for each of them.

To use China as an example of what we’ve done, obviously, the population base is immense. The penetration rate is very low for, say, ages 45 and above.

You would look at a developed market, and on average, probably see ten total joint procedures out of 1,000 people in a developed market. In China, that number is less than one out of a thousand people right now. So you think about the opportunity for that penetration rate to expand over time, times that population base and, hence the reason for the focus.

We’ve been in that market on Zimmer side for over a couple of decades and had largely been in the premium segment. We did an acquisition to establish more of a foothold in the mid-tier segment, Beijing Montagne several years ago, and that’s helped us with R&D and manufacturing capabilities within China.

But we’re going to pick up much better developed manufacturing capabilities and facilities to come with the Biomet acquisition. So we’re going to have an R&D base, as well as three manufacturing facilities to build local for local in China on a go-forward basis.

We have training and education facilities established in well-recognized surgeon education programs and have partnered with leaders in China to bring that level of training and education because obviously the infrastructure that the government is committed to within that country, as well as the need to develop more skills and more people that can do these procedures is going to be a pacing item for that penetration to resemble something that looks more like a developed market over time, so this is a big opportunity.

We’ve talked about these emerging markets as being 5% to 10% of our existing revenue on Zimmer side that the actual number is closer to the high end of that range but it’s going to represent a disproportionate amount of growth opportunity for us going forward.

The final point on that front is, if you think about the combined company portfolio, it really puts you in a terrific position to address the various sub-segments within these markets, with the premium brands, and then the mid-tier brands, drawing upon each organization systems of clinically-proven results, and then deliver something that makes sense for those sub-segments of the market at a price point that makes sense for those sub-segments of the market with proven technologies.

We’re going to be in a really nice position to, if anything, overdrive the strategies that each company has been deploying historically within the emerging markets.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: Let me get to a couple of financial questions. One is on the tax opportunity. Your tax rate, day 1 is going to be amongst the highest in the group, around 27%. Can you just talk about the opportunity to bring that down over time and how we should think about that timing?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yes. That opportunity exists. I think one of our first priorities is going to be to establish a structure that’s going to allow us to act sufficiently, get access to several billion dollars of capital which is only going to enhance our debt repayment and our capital redeployment opportunities.

But as far as the effective tax rate, we’re going to have opportunities going forward, to both structure and leverage existing strategies within Zimmer and Biomet, and then to potentially do some things that are new in material and generated by virtue of the combination. So we’ll keep you posted on the development and execution of those strategies going forward but it’s a big area of focus for us.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: And any advice or commentary on the timing and when we could see some benefit from that?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Well I think that we’ll give you more visibility on the access to some of that OUS cash, even within 2015. And then I would expect that maybe embedded in our 2016 guidance out in January of 2016, we’d probably be able to talk to you a little bit more specifically about what you should expect directionally on the overall effect of tax rate management.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: Okay. And then the second financial question is on capital allocation. I think everybody understands the priorities to take out the debt in the first year or two.

Do you have a specific target in mind before you would start to think about share repurchase? And again, this should be clear to everybody, share repurchase will ultimately come before the dividend?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Sure. Yes, we don’t have a specific target in mind to trigger the reestablishment of a share repurchase program, but some of that is going to hinge upon the success of getting access to that OUS cash as well.

I mean upon closing we’re going to be at about a 3.9-to-4 leverage ratio and we would look to obviously beat that down to something that is more consistent with expectations by the rating agencies to maintain our investment grade rating.

That said, we’re not going to pull away from intelligent and disciplined M&A activity that’s consistent with the types of deals that we had done pre Biomet. So that will play into it as well, Mike, and we would love to continue our dividend policy as we have historically.

And then we’ll just provide you with update timing on expectations for share repurchase which probably, when that gets reenacted, would initially be focused on offsetting the execution or exercise of equity programs for the employee base.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: If you think about the growth opportunities for Zimmer— this is one of the questions that was e-mailed to me — how would you rank the potential for incremental growth post the transaction from extremities, trauma, sports medicine, et cetera?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yes. Strong opportunity within those categories; again, these are businesses that, because of the skill challenges, you’re often put in a position where you’re a bit of a market follower on the innovation front. So that if you had a weak area within your portfolio, the R&D investment would allow you to get after that particular area. In the meantime, the other areas that we’re competitive start to lose their vitality.

And then, you kind of loop back and you’re in this catch-up game it seems, for both companies, in an ongoing battle to maintain your competitiveness. You just get out of that skill challenge spiral by virtue of this combination where you’ve got 2x the business in each of these areas, and then, as I said, immediately cross-sell opportunity.

If you think about like the sports med area, we have on the Zimmer side some strong joint preservation products. We’re doing well with Gel-One. We’re doing well with the Knee Creations subchondroplasty.

Biomet has the JuggerKnot and suture-and-anchor technology. Right there, you have such a natural base to cross-sell and then to be able to repurpose some of the dollars with commercial excellence through that cross-sell opportunity back into the R&D portfolio.

And this is going to put us further and further on the differentiated innovation into that pipeline continuum, and also puts you in a position where, because of the competitiveness of the combined bag, you know, we’re going to be able to invest in sales force specialization and get a payback on it.

And that was the same dynamic that I was describing on the R&D portfolio where you kind of are in the circumstance where, if it’s a less competitive bag, you know, you’re much more cautious about taking a leap and making sales force specialization investments because you’re fearful, if you go too fast, you may not get a payback on that.

So you immediately bust out of that captured dynamic and can strike forward in a way that puts you in a much more competitive position on both fronts. So, as a consequence of that, we should be growing well above market in all those product categories and the teams are going to work hard to make sure that that becomes a reality.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: Do you need specialized sales personnel to do that?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yes. You do. I mean you need to do that in a coordinated and intelligent way so that, you know, in instances where you have such a strong hip business and, on the trauma side, you have hip fractures, so you have got to figure out how you’re going to leverage that hip presence to win in the hip fractures that you could define as either hip or trauma.

And then, to the point I made earlier in the conversation, geographically where it’s more or less densely populated and you have bigger practice groups because some of those surgeons are more generalists in those less populated, less densely populated areas. You have got to be smart about that.

But I do believe that, at the end of the day, the simplicity of having a rep, wake up in the morning, knowing that they’re getting paid or not, relative to their success on selling trauma products, and it’s a growth-based, you know, success-oriented compensation system, you know, and you eat what you kill, I don’t think that there’s any great substitute for that.

So, where that makes sense, because of the market opportunity, and again, we’ll be smart about how we’re defining that, deploying that in the pace of investment, to get a good return on it, but that absolutely is part of the winning recipe going forward.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: One of the questions asked, of your key end markets, what do you think market growth rates will look like in three to five years? Are they higher or lower?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: I think these growth rates are going to be similar to what you’ve seen over the last several years. So the characterization that I rattled off earlier, Mike, where just because of the dynamics of penetration rates in developed markets, in the mix of less developed markets, the emerging markets, I think across the globe you’re going to see large joint in lower single digits. But then, upper single digits for extremities, and more mid single digits in trauma.

And then a couple of the markets where there is likely to be lower single digits where we now have scale but low market share, like dental, spine, surgical, the market growth rate is less relevant to us because our market share capture opportunity is so much greater. So we’re sort of in a sweet spot, even in those markets that might be lower growth rates where now we have scale and a capability to gobble up share.

And look, you can see other companies that are specialized in those areas, winning by taking share because they managed to establish an upscale and have a competitive product bag, and they’re taking away from some of the more established companies in that space, you know, with the spine market, for instance.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: Last question, is there room for further consolidation in recon amongst the large players or is the long FTC review in the Biomet acquisition testament to the idea that further consolidation is becoming too complex?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Time will tell but I think it gets harder. I really do. I think that there was room for this transaction or a substitute to this transaction. But I think, post closing, life gets harder. Whether or not that makes it doable, I don’t know, but it ain’t going to be any easier.

<Q – Michael J. Weinstein – JPMorgan Securities LLC>: So with that, we’ve covered a lot of ground. Maybe we could go back to where we started, David. So if you think about that the Biomet transaction is almost closed, and you think about the Zimmer story and how it evolves from here, what’s your hope for what happens over the course of that next year?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yes. You know, we’ve got our initial installment of the integration behind us a year from now. We’re going to have stabilized sales forces with absolute clarity. We’re going to be well on our way towards executing on the cross-sell opportunity that combination presents.

We’ll be delivering on our financial commitments in accordance with the accretion model that we put out, and internally executing, to a greater extent, on the differentiated R&D portfolio that positions us for accelerated top-line growth.

So I think you’re going to see stability and, very consistent with what we laid out at the time of the announcement, a market growth rate that has some initial results put on the scoreboard that are indicative of the capability to accelerate that top-line, Mike, and then greater examples of the strength of the combined company, both on the R&D and the sales force side.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer Holdings, Inc. (“Zimmer”) and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, Inc. (“Biomet”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the SEC, and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB that also constitutes a prospectus of Zimmer. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER FILINGS MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents filed by

Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.